NORTHERN DYNASTY MINERALS LTD.
1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684-6365 Fax (604) 684-8092
1 800 667-2114

September 21, 2007

Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Via EDGAR CORRESPONDENCE

RE:	NORTHERN DYNASTY MINERALS LTD.
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2006
FILED APRIL 2, 2007
FILE NO. 1-32210

Dear Mr. Skinner:

We acknowledge receipt of your Comment Letter dated August 21, 2007 in respect of Form 40-F filed by Northern Dynasty Minerals Ltd. (the "Company") for the year ended December 31, 2006. We propose to file a Form 40-FA/1 on EDGAR shortly, and we provide the following responses with respect to your comments. Your comments are in italics to the left, our responses to the right.

SEC comment	Response

Financial Statements – Note 6 - Mineral Property Interests

1.

We note your disclosure on page 11, where you state that you and HDGI agreed to a valuation of $6.37 per share for the exchange of 14,002,268 of your shares for HDGI’s 20% interest in the Pebble Project. Tell us whether $6.37 was fair value of your shares trading on the public markets when the transaction took place on May 31, 2006. Note that we believe that fair value as determined by the public markets, is the best measure of the value of your stock for accounting treatment purposes, notwithstanding any agreements that may have existed between the parties. Refer to CICA 1581.25 and SFAS 141, paragraph 22.

The Company accounted for the acquisition of HDGI’s 20% carried contractual interest in the Pebble Property as an acquisition of an asset rather than a business combination.

The Company referred to CICA 1581.06(a), which states that "a business combination occurs when an enterprise acquires net assets that constitute a business." For purposes of determining whether a group of net assets or the operations of an entity constitute a "business," we referred to FASB EITF 98-3 “Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business” and CICA Emerging Issues Committee (EIC) 124 – “Definition of a Business”. A “business” is defined as a self-sustaining integrated set of activities consisting of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

As HDGI’s only material asset was its 20% carried contractual interest in the Pebble Property and the property does not have the ability to produce revenue streams by providing outputs to customers, the Company concluded that HDGI does not meet the definition of a business under EITF 98-3 and EIC 124. Consequently, the Company accounted for the acquisition of HDGI as an acquisition of an asset.

In determining the cost of the acquisition, the Company referred to CICA 3840, “Related Party Transactions” which states that a non-monetary related party transaction that is not in the normal course of operations should be measured at the exchange amount when: (a) the change in the ownership interests in the item transferred or the benefit of a service provided is substantive; and (b) the exchange amount is supported by independent evidence.

The agreed valuation of $6.37 per share for the exchange of 14,002,268 of the Company’s shares for HDGI’s 20% interest in the Pebble Project was determined based on negotiations between the Company and HDGI with reference to an independent valuation of HDGI’s 20% interest performed by Ainsworth-Jenkins Holdings Inc. an independent third party valuator. Consequently, this valuation provided the basis for the Company’s accounting treatment for the acquisition of HDGI.

4.
	SEC comment	Response

Engineering Comments - General

2.

Company Website – We note that you refer to or use the terms such measured indicated or inferred resource on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your website to reserve measures other then those recognized by the SEC, please accompany such disclosure

We have added appropriate cautionary language to the Company’s website.

with the following cautionary language:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 001-32210. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

SEC comment			Response

Location, Access and Property Description, page 11

3.

You disclose that you “wholly own” projects, or “control” hectares of mineralized ground. Please clarify the ownership of the mining claims, mineral concessions or provisional permits and, where appropriate, if you also own the surface rights. If you don’t own the concession or provisional permit, disclose your obligations for use of these concessions or permits for your material exploration areas. Please disclose the following information for each of your properties:

We have amended the disclosure in the Form 40- FA/1 to address your comments as applicable. A copy of the revised section is included with this letter as Schedule 1. We have blacklined the changes for your ease of reference.

In connection with your third bullet point, we have approximately twenty pages of detailed land claim information. However, we would question whether inserting such information in the body of the Form 40-FA/1 would be a material benefit to the reader and do not propose to include the information in
	•	An indication of whether the mining claims are State or Federal claims and a description of the extent of the annual assessment work or property maintenance costs.	the document. The other information requested has been added to the document.

	•	Indicate whether the claims are patented or unpatented

•

Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area

•	Native and aboriginal land claims – Please provide a brief description of any native land claims that may affect your title to the property.

Please ensure that you fully discuss the material terms of the land or mineral rights agreements, as required under paragraph (b)(2) of Industry Guide 7.

SEC comment			Response

Risk Factors, page 20

4.

Given the status of your properties, it would be appropriate to include risk factors that address the risks associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

The Company has not completed a pre-feasibility study at this time and has never disclosed completion of such a study. Accordingly, additional disclosure would, in the Company’s opinion, be premature and should not be required at this time.

	•	The limited amount of drilling completed to date.
	•	The process testing is limited to small pilot plants and bench scale testing.
	•	The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.
	•	The preliminary nature of the mine plans and processing concepts.
	•	The resulting preliminary operating and capital cost estimates
	•	Metallurgical flow sheets and recoveries are in development.
	•	The history of pre-feasibility studies typically underestimating capital and operating costs.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,
NORTHERN DYNASTY MINERALS LTD.

/s/ Jeffrey Mason

Jeffrey Mason, CA
Chief Financial Officer

cc:	Lang Michener (Vancouver) De Visser Gray (Vancouver)